UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

CEO Space International, Inc

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Florida

Date of organization:

September 10, 2009

Physical address of issuer:

1324 Seven Springs Blvd, #343
New Port Richey, FL 34655

Website of issuer:

https://ceospaceinternational.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
1. The issuer shall pay the intermediary a fee equal to 3% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Common Stock

Target number of securities to be offered:
100,000

Price (or method for determining price):
0.5

Target offering amount:
50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
 $1,070,000

Deadline to reach the target offering amount:
March 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	101,980	109,269
Cash & Cash Equivalents	47,376	50,973
Accounts Receivable:	0	0
Short-term Debt:	416,895	222,527
Long-term Debt:	984,689	910,694
Revenues/Sales	781,010	1,070,511
Cost of Goods Sold:	0	0
Taxes Paid:	1,554	7,120
Net Income:	(160,884)	14,805

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the Education Management industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights;
- technical uncertainties respecting the internet;
- uncertainties about the anticipated markets for business and consumer clients;
- our dependence on identifying clients based on our model and fees;
- our inability to develop and maintain strategic relationships; and
- our dependence upon key personnel in addition to September Dohrmann.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the Education Management industry;
- growth of, and risks inherent in, the Education Management industry in the USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our services and products; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to CEO Space International, Inc shall include any joint venture in which CEO Space International, Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of CEO Space International, Inc.

"Company " means CEO Space International, Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means CEO Space International, Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Common Stock of CEO Space International, Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
CEO Space International, Inc

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: September Dohrmann   **Dates of Board Service:** September 2009

Principal Occupation:
CEO of CEO Space International, Inc

Business Experience:
September Dohrmann is the current President and CEO of CEO Space International. In what Forbes.com called a "must-attend" for entrepreneurs, the CEO Space Business Growth Conferences are strategically scheduled five times each year to create a steady pace of growth.

For over 25 years, CEO Space International has brought together business leaders, investors and entrepreneurs to create an networking environment unlike any other. By developing meaningful, mentor-driven relationships, professionals are able to get the help they need in a cooperative environment.

Her past positions with the company included Vice President and Chief Operating Officer. In addition to her role as CEO, September serves as the Chairwomen of the CEO Space Board of Directors.

Prior to joining CEO Space, September was a licensed real estate agent and specialized in the purchase and turnaround of distressed properties. Her portfolio of over 2 million dollars was focused on residential properties in the state of Tennessee.

September lives in Tampa Florida with her husband Berny, and her two sons, Daniel and Preston.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: September Dohrmann   **Dates of Service:** September 2009

Principal Occupation:
CEO of CEO Space International, Inc

Business Experience:
September Dohrmann is the current President and CEO of CEO Space International. In what Forbes.com called a "must-attend" for entrepreneurs, the CEO Space Business Growth Conferences are strategically scheduled five times each year to create a steady pace of growth.

For over 25 years, CEO Space International has brought together business leaders, investors and entrepreneurs to create an networking environment unlike any other. By developing meaningful, mentor-driven relationships, professionals are able to get the help they need in a cooperative environment.

Her past positions with the company included Vice President and Chief Operating Officer. In addition to her role as CEO, September serves as the Chairwomen of the CEO Space Board of Directors.

Prior to joining CEO Space, September was a licensed real estate agent and specialized in the purchase and turnaround of distressed properties. Her portfolio of over 2 million dollars was focused on residential properties in the state of Tennessee.

September lives in Tampa Florida with her husband Berny, and her two sons, Daniel and Preston.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
September Dohrmann	20,000,000 Common Stock	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

Issuer presently estimates the use of funds as follows if the minimum and maximum funds are raised:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$1,070,000**
Less: Offering Expenses		
Portal Fee	$1,500	$32,100
Other Offering Expenses	$1,750	$1,750
Net Proceeds	**$46,750**	**$1,036,150**
Staff Hiring	$0	$270,000
Advertising	$15,000	$180,000
PR Marketing	$10,000	$180,000
Promotion and Development of City Club System	$10,000	$70,000
Professional Fees and Legal Expenses	$3,000	$25,000
Repay Corporate Debt	$0	$150,000
Working Capital & Reserves	$8,750	$161,150

CAPITAL EXECUTION PLAN

If the maximum offering amount ($1,070,000) is achieved in this offering, the Issuer is engaging to move the reorganized CEO Space to more rapid growth deploying capital approximately $270,000 for three-year staffing ramp up, and $360,000 for advertising ($180,000) and PR marketing ($180,000) to professional and small business communities in the US as our prime market with test marketing in Canada, our secondary prime market, over a three-year period of testing. Advertising and PR Marketing expenses also include the costs of digitizing, editing and formatting into streaming teaching courses over one thousand recorded education modules from such thought leaders as Bob Proctor and Jack Canfield.

The Issuer will also deploy capital ($70,000) to promote and grow the city club system adding; 1,000 cities between 2020 to 2030 with incremental planned staged growth for the firm.

Management has full discretion of the use of funds. It is understood that due to market conditions and unforeseen circumstances including business opportunities and operational strategies that management feels would be at the best benefit of the company, the Issuer reserves the right to adjust the Use of Funds stated herein without notification to shareholders.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$50,000
Maximum Target	$1,070,000
Pre-money Valuation	$10,000,000
Equity Offered	0.5% - 9.67%
Securities Type	Common Stock
Regulation	Regulation CF
Closing Date	31 Mar 2020

Share Price $0.50

Shares Offered
100,000 - 2,140,000

Shares Issued After Offering
20,100,000 - 22,140,000

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	100,000,000	20,000,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Common Stock, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Common Stock with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a company lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Common Stock
Investors should consider that the $0.5 per share purchase price has been determined by our board of directors without an independent valuation of our Common Stock. We established the offering price based on our estimate of capital and expense requirements, and desirable expectation of our future profitability, not based on perceived market value, book value, or other established criteria.

Further, we did not obtain an independent appraisal opinion on the valuation of our Common Stock. Our Common Stock may have a value significantly less than the offering price and there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.

We use *Revenue Multiple* to value our Common Stock in this offering. Multiple of Revenue, or Revenue Multiple, is a ratio that is used to measure a company's value based on its net sales or gross revenue.

With the proceeds raised in this offering, we expect we can achieve 1.6-1.7 million in sales in 2020 ($781,010.20 in 2018). Given our established brand of CEO Space International in the education management industry and our expectation that a growing momentum in our business given the deployment of our capital on advertising and PR activities in the coming years, we apply a Revenue Multiple of 6 in determining the valuation of our company.

	Lower Estimate	Upper Estimate
Valuation of CEO Space International Inc	$1.6 million x 6 = $9.6 million	$1.7 million x 6 = $10.2 million
Valuation per Common Stock (20,000,000 shares issued)	$0.48	$0.51
Offering Price	**$0.5**	

Methods for how the securities may be valued by the issuer in the future:
The Board of Directors of the Company believes Revenue Multiple is a widely used valuation method for companies similar to us in terms of size and business nature and we expect we will continually used it in valuing our securities in the future until we reach a scale that other valuation approaches make sense.

We may apply the following valuation methods for the future valuation of our common stock or securities to be issued in the future:
1. Asset values derived from the streaming teaching courses over one thousand recorded education modules owned by the Issuer
2. Recent comparable financings of companies similar and comparable to us.
3. Potential value at exit, the value can be based either on recent M&A transactions in the sector
4. Discounted cash flow method ("DCF")
5. Price/Book Value, Price/Earnings Ratio of companies similar and comparable to us.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a

way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Reported on the December 31, 2017 and December 31, 2018 financial statements is a liability owed to Lynn (the current owner's husband's ex-wife, no last name provided) which is a liability related to the previous company name IBI Global. This liability is reported under the Other Long-Term Liabilities category on the Balance Sheet. The principal balance owed is accruing interest at 4%. No payments were made towards this liability in either of the reporting periods. The balances for each period are provided below:

Balance Owed to Lynn: As of December 31, 2017	$541,346
Balance Owed to Lynn: As of December 31, 2018	$563,000

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a. **any director or officer of the issuer;**

      b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

      c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

      d. **any immediate family member of any of the foregoing persons.**

Reported on the December 31, 2017 and December 31, 2018 financial statements is a liability owed to Lynn (the current owner's husband's ex-wife, no last name provided) which is a liability related to the previous company name IBI Global. This liability is reported under the Other Long-Term Liabilities category on the Balance Sheet. The principal balance owed is accruing interest at 4%. No payments were made towards this liability in either of the reporting periods. The balances for each period are provided below:

Balance Owed to Lynn: As of December 31, 2017	$541,346
Balance Owed to Lynn: As of December 31, 2018	$563,000

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. CEO Space International began its operation since its inception in September 2009.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Revenues
Revenues in 2018 decreased $289,501, or 27% to $781,010 compared to $1,070,511 in 2017. The decrease was primarily due to lower sales of our networking/training products.

Operating Expenses
Total expenses are the operating expenses. Significant expenses included the hiring of independent consultants, free enterprise forum expenses, sales commission and payroll expenses.

Total operating expenses remained flat in 2018, totaled $941,894 compared to $1,055,705 in 2017.

Net Income
Net loss for the 12 months ended December 31, 2018 was $160,884.
Net income for the 12 months ended December 31, 2017 was $14,805.

The net loss in 2018 was primarily due to lower sales revenue but total operating expenses remained flat.

Cash flows
In 2018, the cash flow from operating activities was $111,171, versus a cash flow of $20,001 in 2017. The increase is primarily due to the contribution from lines of credit in 2018. The cash used by investing activities was $0 in 2018, versus $39,052 in 2017due to fixed asset adjustment. Cash flow used by financing activities was $114,768 in 2018, versus a positive cash flow of $30,987 in 2017, due to a downward equity adjustments.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Highly liquid investments with maturities of three months or less at the date of purchase are also considered to be cash equivalents. Our cash level remained roughly the same in 2018 when compared to 2017. Cash and cash equivalents totaled $47,376 as of December 31, 2018, decreased $3,597 from $50,973 a year earlier.

Income Taxes

For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. The Federal tax rate of 15% has been used for this calculation as the 12/31/2017 estimated taxable income is less than $50,000. For the 12/31/2018 period there is no estimated income tax because the period is reporting a loss.

Related Party Transactions and Substantial Liability

Reported on the December 31, 2017 and December 31, 2018 financial statements is a liability owed to Lynn (the current owner's husband's ex-wife) which is a liability related to the previous company name IBI Global. This liability is reported under the Other Long-Term Liabilities category on the Balance Sheet. The principal balance owed is accruing interest at 4%. No payments were made towards this liability in either of the reporting periods. The balances for each period are provided below:

Balance Owed to Lynn: As of December 31, 2017	$541,346
Balance Owed to Lynn: As of December 31, 2018	$563,000

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 1-2 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations, as we did in the past. But investors should be aware that our past records are not representative of the future.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

The Company expects to fund its operations and capital expenditure requirements from future operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We need to raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $50,000 in this offering. We expect that the Company's with the proceeds of the offering would be enough to finance its operation in the next 12 months, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer?
        No.

        (B) engaging in the business of securities, insurance or banking?
        No.

        (C) engaging in savings association or credit union activities?
        No.

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
    No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    No.

    (ii) places limitations on the activities, functions or operations of such person?
    No.

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
    No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://ceospaceinternational.com/

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

September Dohrmann

_____
[Signature Code: nY0kpt5L_k0-yfK9Y5hnR48hV4e7OsQhHxT0pjlYHtiAtq0z_E77ALWA8iW6SHPoBlLRWMsLelHBnkF45vwlMgiQFMcbHwWoUdZQ5c4SRcX61Ze5pE80tQ]

September Dohrmann
CEO
CEO Space International, Inc
Date: 21 Oct 2019

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

CEO Space is a Florida C Corporation. The company is owned and controlled by September Dohrmann, conducting business in New Port Richey Florida at 1324 Seven Springs Blvd, # 343, New Port Richey Florida 34655. September is Chairwoman, President and CEO.

CEO Space from 2010 to 2010 has been Press Ranked Business Conference in the world. CEO Space's latent revenue-generating engines revolve around:

1. Business Memberships to small business, and professionals, to attend five Business Acceleration Conferences, within unique IP that is transactional versus a seminar model of learning and skill transfer for business owners and professionals. Membership fees are the primary income source into 2020.

2. Additional fees come from sales of products, books, booths at the business Expo, sponsorship fees, and educational film and audio products.

CEO Space is raising capital in this offering to grow the demand side of its business. The company presently operates approximately 15 city chapters via independent contractors. City Chapters (fee and free models) provide cooperation/collaboration based networking as a sampling of the CEO Space forum for new prospects, and as a free service to members between programs.

Scaling the business with advertising and PR where the larger business community learns about the firm top decade of Press ranking, it expected resources to increase customer staffing for larger growth of the business owner community in very small scaling effect margins. With small volume elevation from advertising in Entrepreneur Inc. Vistage and Forbes, supplemented by PR news articles of CEO Space contributions to the entrepreneur space, two outcomes are anticipated.

1. Every fifty new customers at low volume drive 5% margin growth.
2. 100 New customers present margins of 20% on cost scaling efficiency versus 10% in 2019.
3. 200 New customers still low volume from marketing raise margins to 30%.

CEO Space has survived trauma from the 2000 dot com market crash and recession the 2007 market crash and great recession and two hurricanes hitting its arrival event dates in 2018. Management has demonstrated staying power and skill to ride through even climate change Hurricane events, and stabilize operations in all markets. The reorganizations completed occurred with flat growth years and large investments to affect the outcomes in technology legal and training revisions in all fifty state jurisdictions. CEO Space is now growing the demand side of its business to effect rapid shareholder growth. Capital is fuel to secure market share in its existing city markets and rapidly growing city markets as set forth in this plan. As this plan is inside borders of well researched and expert advisers and firms, and is board approved, it must be stated no assurance can be made to shareholders the plan set forth here will complete as stated or on general timelines suggested.

LATENT BUSINESS POTENTIAL:

The CEO Space teams will continue to improve and perfect systems to recruit, train, retain, and open new markets across the major US cities.

1. CEO Space owns a content library known as the Entrepreneur Curriculum Library (ECL). This digital content library contains content to train entrepreneurs on every imaginable subject. The ECL is carried on company books into goodwill at zero. Capital will permit placing the library in a "for pay" steaming services targeting our core customer market at a subscription price of $150 a month. Our own member base of almost 30,000 members will be the potential early and targeted adopters as it comes online.

2. CEO Space owns patented issued technology software known as SuperTeaching Software (http://www.superteaching.org/) through Life Success Academy Inc. Super Teaching Software thus far has been gifted to the Salt Lake Community College, the Denver Business College, and in 2010 Tony Robbins cut the ribbons for the Super Teaching classroom at the University of Alabama. Patents are issued worldwide including China. A division of CEO Space will be opened to license the software to public schools, private schools, as well as government and institutional education classrooms invented for a 5G educational improvement. In 2010 CEO Space acquired the assets of Life Success Academy Inc., including Super Teaching Software.

3. The existing city system of City Managers for CEO Space has consumed seven figures to create education, training and support.

4. In 2019 CEO Space was held in Florida. Income was suppressed by back-to-back hurricanes which moved profit making programs into loss programs. Nine months was required to build back the system to break even and profit in July of 2019. Steady growth is occurring today without capital.

CAPITAL PLAN:

CEO Space aims at raising 1.07 million dollars in a RegCF crowdfunding offering, offering 2,140,000 shares of common stock at 50 cents a share to CROWDFUNDING INVESTORS.

CEO Space is also considering a Regulation D 506c Offering, offered to accredited investors stock to grow its capital balance sheet. While no assurance can be made the equity plan will conclude successfully, interest is internal to CEO Space membership. September Dohrmann and her Board will be the sole offerees of the securities

Upon completing the above equity rounds, CEO Space would engage global New York brand firms to advance the saturation of CEO Space benefits to the entire small business and professional community in sustained saturation marketing driving profits and margins. The goal is to secure six ballrooms at the Dallas convention center or equivalent to host five thousand small business owners and professionals – five Business Acceleration Conferences a year, as well as driving ECL subscription to the steaming library.

HISTORY:

In 2010 CEO Space acquired the assets of IBI Global, a 1991 Georgia based corporation, and Life Success Academy Inc. also a Georgia Based Company, which included all assets of its Business Growth Conferences, its city manager systems, its Entrepreneur Curriculum Library, and its Super Teaching Software. The prior companies were affected by the 2007 crash. CEO Space took over the liabilities of the firm in exchange for the assets to provide ongoing outreach for the service. September Dohrmann invested family assets to business continuity.

In 2010 September Dohrmann paid 2.5 million for half the share ownership from the prior owner Lynn Lawler of Huntsville Alabama controlling 100% of prior corporation which she deregistered from 1991 to 2009.

In 2010 the assets were transitioned into CEO Space and the company worked through the challenges to small business owners going out of Business in 2010 to 2014 during the brunt of the Great Recession on Small Business.

In 2014 at the low moment of the firm from the Great Recession, September Dohrmann reorganized the business model.

September's milestones in redefining the band included:

1. The earlier firms model was 8 AM door speech and classes back to back to 11 PM. September moved the model into a networking and deal making with 1:1 mentorship focusing on members business challenge list, and making owner-to-owner networking and completion. This new IP developed and perfected in 2015 - 2017 created an entirely new business model of a trade show that uses meals to form relationships and "Seal the Deal" follow up in the evening where new customers, alliances, investor exploratory meetings, and markets are forged, and business owners align to areas of natural interest. Results of this environment is shared in online testimonial videos, and print testimonials. This core product improvement created a unique pathology outside the seminar workshop experience. Third-party press (Forbes & Inc.) and others ranked CEO Space the a "must attend" Business Conference from 2014 to 2020.

2. In 2016 September Dohrmann retooled the back-bone of the company's IT from the date 1990's technology into cloud based upgraded web resources. The website features free blog and podcast interviews with leading subject matter experts serving the small business community. The combination of local gatherings to entrepreneurs, and the upgraded web modeling, stabilized the revenues and presented new paths to growth. During this period revenues dropped to just under one million.

3. In 2018 - 2019 September invested in upgrading the company's CRM and digital tools to provide the resources the club sales team desired. September, with outside and inside team members are currently completing the Knack installation as the main CRM system.

4. In 2018 - 2019 September and outside legal counsel upgraded the company's independent contractor agreement ensuring the vitality and security of the agreements as well as the policy manuals and new training to advance new city club manager expansion.

The training modality includes weekly zoom training calls for the whole team, personalized rookie calls for new team members, weekly sales strategy calls, 1:1 weekly coaching calls, and live trainings with outside sales professionals at all five CEO Space business forums.

The improvement of these service gradients has incrementally grown the business in 2019 with substantial growth anticipated with advertising and public relation strategies via test marketing with expert firms to assure the undiscovered secret in tools and tactics for accelerating small business success, will be unfolding in 2020 and 2021.

5. In 2017, the old system could reach a total of 2000 CEO Space members; In 2019 (still a work in progress) the database is being rebuilt into the Knack with 20,000 + of our members. September

operates a vibrant grad community group on Facebook with member engagements the firm has awakened as CEO Space rebuilds its large historic database.

2020 – CAPITAL EXECUTION PLAN

September is engaging to move the reorganized CEO Space to more rapid growth deploying capital approximately 40% for three-year staffing ramp up, and 60% for advertising and PR marketing to professional and small business communities in the US as our prime market with test marketing in Canada, our secondary prime market, over a three-year period of testing. As profitable tests from pay-to-click advertising, to trade press such as Forbes, and Entrepreneur, September seeks to grow 200 new customers per class. The margins as set forth in scaling CEO Space in only modest volumes triple to a 30% epitaph.

September will also deploy capital to promote and grow the city club system adding up to 1,000 cities between 2020 to 2030 with incremental planned staged growth for the firm.

We believe this plan can be capitalized by equity crowdfunding backed by social capital investors with a boon to small business, made obvious by years of third-party press ranking for the quality of CEO Space service outcomes to small business owners and professionals in practice.

MANAGEMENT:

September Dohrmann is the current President and CEO of CEO Space International. In what Forbes.com called a "must-attend" for entrepreneurs, the CEO Space Business Growth Conferences are strategically scheduled five times each year to create a steady pace of growth.

For over 25 years, CEO Space International has brought together business leaders, investors and entrepreneurs to create a networking environment unlike any other. By developing meaningful, mentor-driven relationships, professionals are able to get the help they need in a cooperative environment.

Her past positions with the company included Vice President and Chief Operating Officer. In addition to her role as CEO, September serves as the Vice Chairwomen of the CEO Space Board of Directors.

MARKETING PLAN:

CEO Space has maintained consistent operations hosting Business Acceleration Forums also known as Business Growth Conferences. The marketing is word of mouth from customer referrals inside 50 city clubs operating in communities from London to New York across the United States and Canada. Non-city club referrals are serviced by their closest City Manager account agent or the home office. City Managers are independent contractors.

CEO Space contracts with qualified applicants who are recruited internally and by word of mouth. CEO Space has never advertised or promoted its product to date. At this time the culture in the business owner community is of high goodwill as new city managers are being added organically.

Advertising from capital proceeds via testing will permit target recruitment with prediction and controls for quality and desired incremental growth of ten new CP cities per month in 2020 and 20 in 2021 forecasting 30 a month in 2022 and up to 50 a month in 2023 – 2025.

To supplement this back-bone growth the company, September has completed due diligence on the following additional growth models:

1. Outside vendor firms on developing proven lead generation in our market space, managing prospects, and closing the leads into membership. The marketing cost to achieve this outcome is precisely the same to Club President marketing cost. No change. This new pipe is scalable to test and with prediction and control grow geographic market share to hundreds and then thousands of new customers.

2. Working with vendor firms, to be cross bid, starting with Solution Stream to work on automated registration to convert advertising traffic to new upgraded funnel Sites Solution Stream specializes in producing for high volume traffic conversions. Solution Steam is also a leader in for steaming for-pay content and is leading in the new 5G world CEO Space products (maximally visual) are designed to maximum opportunity within. Solution Steam is turnkey and provides all language support at launch for the company's global Entrepreneur Curriculum Content.

3. CEO Space seeks to license its Super Teaching classroom software to educational clients. Classrooms used by public education to date provide video testimonials on the benefits from Public School Superintendents, teachers, principles and student users themselves. Super Teaching is a three-screen software controlled information delivery system that helps elevate learner retention and performance. The url www.superteaching.com displays benefits and theory for the Super Teaching software. Interest in the system requires software support employees and a customer service department to be developed in staffing to bring on revenue from license fees for the software which as education itself is the largest industry in any nation next to food and its distribution, a new 5G educational classroom upgrade technology has appeal. Super Teaching is an included TITLE I block grant technology. This value is carried as zero goodwill or value on company financials. Significant capital and manpower have been invested over decades on research and software automation for this system in classrooms.

September will develop zone marketing staffing for North East Internal Zone Vice Presidents, South East, Mid-West, North West South West and Canada, plus offshore market support where all engaged from capital Zone Vice Presidents will report to September Dohrmann.

USE OF PROCEEDS

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$1,070,000**
Less: Offering Expenses		
Portal Fee	$1,500	$32,100
Other Offering Expenses	$1,750	$1,750
Net Proceeds	**$46,750**	**$1,036,150**
Staff Hiring	$0	$270,000
Advertising	$15,000	$180,000
PR Marketing	$10,000	$180,000

Promotion and Development of City Club System	$10,000	$70,000
Professional Fees and Legal Expenses	$3,000	$25,000
Repay Corporate Debt	$0	$150,000
Working Capital & Reserves	$8,750	$161,150

Appendix B - RISK FACTORS

RISKS RELATED TO OUR BUSINESS

We are operating in a very competitive industry
Our business is in a competitive industry with companies with much more financial and physical resources.

We rely on continuing efforts of September Dohrmann, the CEO of CEO Space International
The business relies mainly on the efforts of September Dohrmann to lead and oversee the operations of the company. If something happened to her the business may not be able to continue.

We may not be able to attract and retain qualified faculty members in a wide variety of topics and areas of business
In view of our business nature, our faculty members are critical to maintaining the quality of our programmes and maintaining our brand and reputation. We may not be able to attract, hire and retain qualified faculty members to keep pace with our growth while maintaining consistent quality of our programs. If we are not able to attract qualified faculty members, our business will be materially and adversely affected.

We may not be able to enforce the restrictive covenants of the contracts
We may not be able to enforce the restrictive covenants of the contracts and services agreements against our faculty team members to prevent them from immediately directly competing with us, which may disrupt our business and materially.

We have both an operating history upon which you can evaluate our performance. Our business plan is still in development and we likely do not recognize all of the challenges that may emerge and affect our proposed business.
Potential investors must consider the risks, expenses, delays, problems, and difficulties we may face in a new and rapidly evolving market, including:
- Technical uncertainties respecting the internet;
- Uncertainties about the anticipated markets for business and consumer clients;
- Our dependence on identifying clients based on our model and fees;
- Our inability to obtain and integrate technical and managerial resources;
- Our inability to develop and maintain strategic relationships; and
- Our dependence upon key personnel in addition to September Dohrmann.

Advertising and increased marketing effort may not lead to higher enrolments or increase in our revenue
To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns on social media and other online channels. Nonetheless, despite our efforts and substantial costs incurred in these marketing efforts and advertisements, it may not necessarily lead to higher enrolments in our programmes or increase in our revenue.

New programmes that we develop may compete with our current programmes

To further grow our business, we may need to develop new business forums and conferences programmes to meet new demands and respond to changes in business environment, market needs and trends. While some of these programmes that we develop may compete our existing programmes and services without increasing our total enrolments. If this happen, our profitability and business could be adversely affected.

We face significant competition

We face intense competition in the geographic market in which we operate. Certain of our competitors offer similar programmes and services as we provide. Moreover, some of our competitors may be able to devote greater resources than we do and could have a much bigger budget for promotion and marketing. It is uncertain whether we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to market competition effectively, our profitability could be adversely affected.

Our business depends on our brand and reputation

Our business depends on our brand and reputation as a provider of forums, workshops and faculty programs and business conferences. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "**CEO Space International**" is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to continue to attract customers to enrol in our forums, workshops and faculty programs and business conferences at commercially viable fee levels, our revenue may decline and we may not be able to maintain our profitability.

The success of our business depends primarily on the number of forum, workshop and enrolments in our faculty programs and the amount of fees that our customers are willing to pay. Therefore, our ability to continue to maintain and attract customers to enrol in our forums, workshops and faculty programs and business conferences at commercially viable fee levels is critical to the continual success and growth of our business.

We may face labour or other nature of disputes that could interfere with our operations and business.

We may face legal actions, claims and disputes in connection with our business activities, including employment-related claims and contractual disputes or claims. Although we believe we have a satisfactory relationship with our consultants and faulty members, we may nevertheless subject to the risk of labour disputes and adverse employee relationships. These potential disputes could have a material adverse effect on our business, financial condition or results of operations.

Uncertainty and adverse changes in the economy could have a material adverse impact on our business

We mainly generate our revenue from fees paid by our customers enrolling in our programmes. As a majority of our customers are entrepreneurs, business executives and business owners, uncertainty or adverse changes in the economy could lead to a significant decline in the demand of our forums, conferences and programmes, which may negatively impact our business, financial conditions and results of operations.

Intellectual property rights and proprietary rights

We may be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.

We are subject to negative publicity

Our Company, management or faculty team members could be subject to negative publicity, which may materially and adversely affect our brand, reputation and business.

Our historical financial and operating results are not indicative of future performance.

Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. In addition, we have not maintained insurance policies against losses arising from our environmental liabilities, business interruption, industrial accidents, work stoppages, civil unrest or other activities.

Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
CEO SPACE INTERNATIONAL, INC.

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among CEO Space International, Inc., a company organized and existing under the laws of the State of Florida ("CEO Space" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, CEO Space has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of common stock of CEO Space (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, CEO Space hereby issues to the Subscriber, and the Subscriber hereby subscribes from CEO Space **[Shares Subscripted] Shares**, at a Per Share Price equal to **$0.50** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to CEO Space as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the

"Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge CEO Space 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of CEO Space and such decision is based upon a review of the Form C which has been filed by CEO Space with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from CEO Space in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about CEO Space;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in CEO Space;

d. CEO Space is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless CEO Space from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless CEO Space and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to CEO Space in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to CEO Space in connection therewith;

f. the Subscriber acknowledges that CEO Space has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and CEO Space shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and CEO Space is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with CEO Space (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in CEO Space is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on CEO Space is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and CEO Space and depends on the advice of its legal and financial advisors and agrees that CEO Space will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and CEO Space; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by CEO Space. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by CEO Space and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes CEO Space to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Mar 2020, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Florida, without the application of any conflict of laws principle that would require

the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that CEO Space shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

September Dohrmann

_____
Name: September Dohrmann
Title: President & CEO
CEO Space International, Inc.

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

<u>CEO SPACE INTERNATIONAL, INC</u>

<u>REVIEWED FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2017 & DECEMBER 31, 2018</u>

BEMENT & COMPANY
Certified Public Accountants



BEMENT & COMPANY
Certified Public Accountants

380 North 200 West Ste 112
Bountiful, UT 84010
Ph: 801-936-1900

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 2, 2019

CEO Space International, Inc
1324 Seven Springs Blvd. #343
New Port Richey, FL 34655

We have reviewed the accompanying financial statements of CEO Space International, Inc, which comprise the balance sheets as of December 31, 2018 and December 31, 2017, and the related statements of income, change in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

Unaudited financial statements - see accompanying notes and independent accountant's review report


CEO SPACE INTERNATIONAL, INC

BALANCE SHEET
AS OF DECEMBER 31, 2018 & DECEMBER 31, 2017


ASSETS

	December 31, 2018	December 31, 2017
Current Assets		
Cash	$ 47,376	$ 50,973
Accounts Receivable	-	-
Other Current Assets	51,977	50,977
Total Current Assets	99,353	101,950
Property and Equipment, net	2,627	7,319
Total Assets	**$ 101,980**	**$ 109,269**

LIABILITIES AND OWNER'S EQUITY

	December 31, 2018	December 31, 2017
Current Liabilities		
Accounts Payable	117,519	117,519
Credit Cards	170,174	102,395
Lines of Credit	129,202	-
Income Taxes Payable	-	2,613
Total Current Liabilities	416,895	222,527
Long-Term Liabilities		
Platinum Tuition	50,800	50,800
Other Long-Term Liabilities	933,889	859,894
Total Long-Term Liabilities	984,689	910,694
Total Liabilities	1,401,584	1,133,221
Owner's Equity		
Capital Stock	1,000	1,000
Owner's Equity	(1,658,475)	(1,368,017)
Retained Earnings (Deficit)	357,871	343,066
Net Income (Loss)	(160,884)	14,805
Total Owner's Equity	(1,299,604)	(1,023,951)
Total Owner's Equity and Liabilities	**$ 101,980**	**$ 109,269**


Unaudited financial statements - see accompanying notes and independent accountant's review report


<u>CEO SPACE INTERNATIONAL, INC</u>

<u>STATEMENT OF INCOME</u>
<u>FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017</u>

	<u>December 31, 2018</u>	<u>December 31, 2017</u>
Revenue		
Sales	$ 781,010	$ 1,069,857
Interest Income	-	2
Other Income	-	652
Total revenue	781,010	1,070,511
Cost of Goods Sold	-	-
Gross Profit	781,010	1,070,511
Expenses		
Proof Reading	3,500	3,050
Payment Protection Charges	-	106
Digital Media	355	984
Annual Fees	-	590
Copier Lease	1,542	1,534
Records Storage	405	589
Miscellaneous Expense	14,164	12,663
Medical Expenses	16,182	12,066
Recruiting	287	360
Entertainment	24	392
Charitable Contributions	275	370
Gifts	731	1,000
Amortization Expense	4,071	4,071
Tax	1,554	7,120
Internet	620	464
Per Diem	891	580
Independent Consultant	185,298	136,455
Free Enterprise Forum Expenses	256,808	232,565
Sales Commissions	188,694	284,021
Licenses & Permits	89	164
Automobile Expense	16,627	7,356
Bank Service Charges	79	734
Computer and Internet Expenses	20,442	16,785
Depreciation Expense	620	72,662
Dues and Subscriptions	580	257
Insurance Expense	29,985	38,714
Interest Expense	40,670	40,974
Meals and Entertainment	6,056	5,351

(continued)

CEO SPACE INTERNATIONAL, INC

STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

(continued)

	December 31, 2018	December 31, 2017
Merchant Fees	19,474	23,715
Office Supplies	1,501	2,168
Payroll Expenses	64,336	54,321
Postage and Delivery	1,504	1,510
Printing and Reproduction	474	669
Professional Fees	8,236	11,889
Rent Expense	6,200	9,405
Repairs and Maintenance	465	-
Telephone Expense	9,601	14,217
Travel Expense	39,553	55,834
Total expenses	**941,894**	**1,055,705**
Net Income (Loss)	$ (160,884)	$ 14,805

CEO SPACE INTERNATIONAL, INC

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net Income (Loss):	$ (160,884)	$ 14,805
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation	620	72,662
Amortization	4,071	4,071
Decrease (Increase) Other Current Assets	(1,000)	913
Increase (Decrease) in Accounts Payable	-	(30,144)
Increase (Decrease) in Credit Cards	67,779	19,155
Increase (Decrease) in Lines of Credit	129,202	-
Increase (Decrease) in Income Taxes Payable	(2,613)	3,601
Increase (Decrease) in Other Long-Term Liabilities	73,995	(65,063)
Net cash flow from (used in) operating activities	**111,171**	**20,001**
Cash flows from investing activities		
Fixed Asset Adjustments	-	(39,052)
Net cash flow from (used in) investing activities	**-**	**(39,052)**
Cash flows from financing activities		
Owner Distributions/Equity Adjustments	(114,768)	30,987
Net cash flow from (used in) financing activities	**(114,768)**	**30,987**
Net increase (decrease) in cash	(3,597)	11,936
Cash at beginning of period	50,973	39,037
Cash at end of period	$ **47,376**	$ **50,973**

CEO SPACE INTERNATIONAL, INC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

	Total
Balance at January 1, 2017	**$ (1,069,744)**
Owner Equity Adjustments	30,987
Net Income (loss)	14,805
Balance at December 31, 2017	**(1,023,951)**
Owner Equity Adjustments	(114,768)
Net Income (loss)	(160,884)
Balance at December 31, 2018	**(1,299,604)**

<u>**CEO SPACE INTERNATIONAL, INC**</u>

<u>**NOTES TO FINANCIAL STATEMENTS**</u>
<u>**AS OF DECEMBER 31, 2018 & DECEMBER 31, 2017**</u>

<u>**NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Nature of Operations**</u>

CEO Space International, Inc (the Company) was founded 35 years ago under the name of The Million Dollar Forum, and later changed to "IBI Global". (Income Builders International) In 2009, the name changed to CEO Space International, Inc. (a C corporation) The Company sells memberships to business owners across the United States which allows them to attend "Business Growth Forums" and other events.

The Company is owned by the following individuals:
September Dohrmann 100%

The Company is considered to operate in the event industry under NAICS Code 561920 (SIC Code 7113)

<u>**Cash Equivalents**</u>

Highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents.

<u>**Inventory**</u>

Inventory (when applicable), which is carried at cost, consists of raw materials, work-in-process, and finished goods categories.

<u>**Accounts Receivable**</u>

Accounts receivable balances are stated at the amount the Company expects to collect from balances outstanding at December 31, 2017 and December 31, 2018. At each year-end the Company assesses the outstanding balances with customers, the current relationships with them, and the payment methods. From those assessments, the Company estimates the amount of funds included in accounts receivable outstanding at year-end that will be uncollectible. The result of the analysis is an allowance of $0 at December 31, 2017 and $0 at December 31, 2018.

Property and Equipment

Property and equipment is stated at cost when acquired. The Company calculates and records depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight line basis and 15 years for amortization on a straight line basis.

With the exception of certain major items, expenditures for maintenance and repairs will be expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $500. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

Revenue Recognition

Revenue is recognized on the accrual basis and as earned.

Income Taxes

For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. The Federal tax rate of 15% has been used for this calculation as the 12/31/2017 estimated taxable income is less than $50,000. For the 12/31/2018 period there is no estimated income tax because the period is reporting a loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

Reported on the December 31, 2017 and December 31, 2018 financial statements is a liability owed to Lynn (the current owner's husband's ex-wife, no last name provided) which is a liability related to the previous company name IBI Global. This liability is reported under the Other Long-Term Liabilities category on the Balance Sheet. The principal balance owed is accruing interest at 4%. No payments were made towards this liability in either of the reporting periods. The balances for each period are provided below:

(continued)

(continued)

Balance Owed to Lynn: As of December 31, 2017 $541,346
Balance Owed to Lynn: As of December 31, 2018 $563,000

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 2, 2019, the date on which the financial statements were issued. There were no subsequent events through October 2, 2019 that require an adjustment or disclosure in the financial statements.